TERYL RESOURCES CORP.

N E W S R E L E A S E

EXPLORATION ON TERYL RESOURCES’ WEST RIDGE PROPERTY,
ALASKA YIELDS UP TO 0.29 OZ PER TON GOLD

For Immediate Release: August 27, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) is pleased to announce assays have been received from the Phase I auger drilling and rock sampling program on the Old Glory gold zone of the Company’s 100% owned West Ridge Property.

The highest rock sample assayed 0.29 ounces of gold per ton and the best results from the auger drilling samples assayed 1,155 ppb gold. Ten samples have values of 250 to 1,000 ppb and 43 samples have values of 100 to 250 ppb values in gold in the soil (see chart below). Gold values in excess of 100 ppb outline several significant gold deposits in the district, including Fort Knox, True North and Dolphin, suggesting the soil anomalies at the Old Glory zone may represent a significant new intrusive-related gold discovery. All rock and soil samples were analyzed at ALS Chemex.

Gold (ppb) in Rocks	Gold (ppb) in Soils
1,000 to 10,000 (2)	1,000 to 1,155 (1)
500 to 1,000 (1)	250 to 1,000 (10)
100 to 500 (5)	100 to 250 (43)
5 to 50 (27)	50 to 100 (35)
Below detection (10)	25 to 50 (25)
5 to 25 (25)
Below detection (1)

Soil sampling results suggest a false bedrock layer of shingled barren quartz mica schist exists about 3 to 4 feet below surface. Once through this false bedrock, soil samples were taken as deep as 6 feet below surface and often contained abundant ocherous red-orange soil at the bedrock interface. Soil such as this is often associated with gold-bearing shear zones in the Fairbanks Mining District.

According to Avalon Development Corporation, our mining consultants, these anomalous values warrant additional exploration to define drill targets in search of an intrusive-related gold discovery. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold. Fort Knox currently produces over 400,000 ounces of gold annually.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTCBB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	John Robertson
President	Tel.	800-665-4616
604-278-5996

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409    Toll Free: 800-665-4616    www.terylresources.com